

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 15, 2017

John Schmitz
Chairman and Chief Executive Officer
Select Energy Services, Inc.
1820 North I-35, P.O. Box 1715
Gainesville, TX 76241

> **Re:** **Select Energy Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 2, 2017**
> **File No. 333-216404**

Dear Mr. Schmitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments refer to comments from our letter to you dated February 17, 2017.

Summary, page 1

Our Business Strategies, page 8

1.	You indicate at page 9 that your fixed pipeline assets "are a key competitive advantage" and that you expect to close this month on an acquisition of "a company with extensive freshwater pipeline and water rights to service producers in the Permian Basin." Please identify the company and provide updated disclosure when it is available. If required, also file any corresponding agreements as exhibits.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

<u>Tax Receivable Agreements, page 67</u>

2.   Your response to prior comment 10 states that you provided revised disclosure regarding the accounting to be applied for your tax receivable agreements. Expand this disclosure to provide information consistent with the language in your response and to explain the initial accounting for any exchanges subsequent to the reorganization transactions. In addition, more clearly explain how you intend to fund payments due over the life of the tax receivable agreements.

3.   Your response to prior comment 10 states there was no resulting liability related to the tax receivable agreements arising from your corporate reorganization and the related transactions completed in connection with the 144A offering completed in December 2016. Provide us with additional analysis supporting this statement as disclosure in your filing states that payments due under the tax receivable agreements are expected to commence in late 2017. As part of your response, show us the initial journal entries recorded related to the tax receivable agreements along with those that will be recorded with changes to the valuation allowance for your deferred tax assets and with payments under the tax receivable agreements.

<u>Business, page 75</u>

<u>Overview, page 75</u>

4.   In response to prior comment 15, your revised disclosure at page 77 indicates that "upon the occurrence of certain events, the applicable governmental agency generally has the authority to terminate certain of our existing permits." Please further revise your disclosure to discuss in general terms the material portion of your business that may be subject to renegotiation of profits or termination of contracts at the election of the government and to provide additional context regarding the events that may give rise to such termination. See Item 101(c)(1)(ix) of Regulation S-K for guidance.

<u>Security Ownership of Certain Beneficial Owners and Management, page 116</u>

5.   Please provide a new footnote or expanded disclosure to provide quantification in the event that the Class A shares are issued upon exercise of the "Exchange Right" rather than cash.

Principal and Selling Shareholders, page 128

6.   In your next amendment, please supply the names of all such shareholders, as well as the other related information that you currently omit.

Shares Eligible for Future Sale, page 139

7.   You disclose that you "intend to file" the referenced shelf registration statement for the resale of the shares of Class A common stock to be issued upon conversion of the Class A-1 common stock. You also state that you hope to have the shelf registration statement become effective in connection with the pending Form S-1 registration statement currently under review. However, based on several subsequent conversations with counsel, it is our understanding that this disclosure may no longer be accurate. As related decisions still appear to be in flux, please provide more definitive and current updated disclosure with your next amendment.

Consolidated Financial Statements, page F-1

8.   We note that you executed definitive agreements to acquire a company in the Permian Basin in February 2017. Provide us with your analysis of the significance of the acquired company pursuant to Rule 3-05 of Regulation S-X or revise to present financial statements for this entity.

Consolidated Statements of Operations, page F-5

9.   Prior to the corporate reorganization completed in December 2016, you were a limited liability company not subject to federal and state income taxes. Revise to provide pro forma tax and earnings per share data on the face of your historical statements of operations for periods prior to your corporate reorganization.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-11

Revenue Recognition, page F-15

10.   The revised disclosure provided in response to prior comment 21 states that when an agreement specifies multiple services to a customer, revenue is allocated to the services performed based on the relative selling price. Revise to provide additional information regarding your multiple-deliverable arrangements to comply with the requirements of FASB ASC 605-25-50-2.

11.   You state on page 58 of your filing that revenue is generated through a variety of contract structures. However, the disclosure provided in response to prior comment 21 does not

appear to address different contract structures in the context of your revenue recognition policy. Revise your disclosure accordingly.

Note 5 – Property and Equipment, page F-20

12.   Disclosure regarding the methods used to determine impairment for certain property and equipment includes reference to third-party estimates and third-party appraisals. Given your apparent references to the use of such experts, revise to name each valuation expert and file the appropriate consents. As an alternative, delete all references to the use of outside valuation firms from your filing. See Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Note 17 – Segment Information, page F-35

13.   Your response to prior comment 22 states that your CEO receives periodic reports containing discrete financial and operating information regarding each of your three operating segments. For your water solutions operating segment in particular, tell us about the degree of detailed information utilized by your CEO in his capacity as chief operating decision maker (e.g., information regarding each of the service lines identified on pages 90-92 of your filing). Your response should also explain how each of the service lines within your water solutions operating segment is managed and whether the individuals responsible for each service line are directly accountable to and maintain regular contact with your CEO. In addition, tell us more about your CEO's involvement in the approval of each authorization for capital expenditures and his contribution to the annual and periodic updates of budget models for each segment.

Note 18 – Subsequent Events, page F-37

14.   Your response to prior comment 19 states that contemporaneous valuation information provided by third-party consultants was considered for determining the fair value of equity-based awards granted subsequent to December 31, 2016. Tell us about the assumptions used to value these awards and explain any reasons considered in evaluating material differences between the value of these awards and the shares sold in your December 2016 private placement.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, 202-551-3331 or, in her absence, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources